Exhibit 99.1

Hydro One seeks approval to build the Welland Thorold Power Line

This new transmission line will support homegrown businesses and industries in the Niagara Region

TORONTO, November 17, 2025 – Today, Hydro One Networks Inc. (Hydro One) announced it has filed an application with the Ontario Energy Board (OEB) to construct a new double-circuit 230-kilovolt transmission line between Abitibi Consolidated Junction, within an existing Hydro One transmission corridor in Thorold and Crowland Transformer Station (TS) in Welland. In addition to the line work, Hydro One will also expand Crowland TS. The approximately $311 million investment in the region is expected to be complete by 2029 to bolster capacity and improve the reliability and security of the electricity grid.

Through Hydro One’s industry leading First Nation 50-50 Equity Partnership Model, proximate First Nations have the opportunity to invest in a 50 per cent equity stake in the transmission line component of the project.

“Ontario is facing historic growth demand for electricity in the next 25 years, especially in the southwest,” said Sonny Karunakaran, Vice President, Strategic Projects and Partnerships. “Electricity is the foundation that will help connect and power new homes, businesses and industries. Hydro One’s success is tied to Ontario’s success and the time to invest and partner with First Nations is now, so we have a system that meets the needs of the future.”

Filing a leave to construct application under Section 92 of the Ontario Energy Board Act, 1998 is a requirement for Ontario electricity transmitters to obtain approval from the OEB to construct, expand or reinforce the electricity transmission system or interconnections. The application submitted by Hydro One provides the details of the project including timing, route, design and cost.

For more information about the project, please visit the Welland Thorold Transmission Line webpage.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $36.7 billion in assets as at December 31, 2024, and annual revenues in 2024 of $8.5 billion.

Our team of 10,100 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2024, Hydro One invested $3.1 billion in its transmission and distribution networks, and supported the economy through buying $2.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

For More Information

For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company’s governance practices, corporate social responsibility, customer solutions, and further information about its business.

SOURCE Hydro One Limited

Forward-looking statements and information:

This press release may contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

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For further information: Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868.